Exhibit 99.1

Clearmind Medicine Announces IRB Approval for Phase 1/2a Clinical Trial for Alcohol Use Disorder at Tel Aviv Sourasky Medical Center

Vancouver, Canada, July 03, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has received Institutional Review Board (IRB) approval from Tel Aviv Sourasky Medical Center (TASMC) in Tel Aviv, Israel, for its ongoing Phase 1/2a clinical trial evaluating CMND-100, a proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD). This approval will enable patient enrollment at TASMC, a leading clinical site in Israel, prior to commencing this first-in-human trial at the site.

The trial includes other first-in-class institutions, such as Yale School of Medicine’s Department of Psychiatry, Johns Hopkins University School of Medicine and Hadassah-University Medical Center in Jerusalem, Israel. The study at TASMC will be led by Dr. David Zeltser, Director of the Emergency Medicine Department and Deputy Director R&D and Innovation.

Clearmind recently announced the dosing of the first participant in the trial, marking a historic step toward developing a novel therapy for the millions affected by AUD worldwide.

IRB approval from TASMC follows Clearmind’s prior regulatory milestones, including U.S. Food and Drug Administration (FDA) clearance of its Investigational New Drug (IND) application and IRB approvals from other clinical sites.

“We are pleased to receive IRB approval from Tel Aviv Sourasky Medical Center, a renowned institution, for our Phase 1/2a clinical trial,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “This milestone brings us closer to potentially offering a transformative treatment for individuals struggling with AUD, a condition that devastates millions of lives. With TASMC’s participation, alongside leading centers like Yale and Johns Hopkins, we believe that we are well-positioned to advance our mission of developing safe, effective, and innovative psychedelic-derived therapies.”

Clearmind’s clinical trial is a critical step in addressing the global burden of AUD, which accounts for 4.7% of all deaths worldwide, according to the World Health Organization. The Company anticipates further progress in patient enrollment and data collection across its clinical sites, with the goal of delivering a breakthrough solution for those affected by AUD and their families. The Phase 1/2a clinical trial, a multinational, multi-center study, is designed to assess the safety, tolerability, and pharmacokinetic profile of CMND-100, while also evaluating its preliminary efficacy in reducing alcohol cravings and consumption in patients with AUD.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potentially offering a transformative treatment for individuals struggling with Alcohol Use Disorder, its belief that it is well-positioned to advance its mission of developing safe, effective, and innovative psychedelic-derived therapies and its anticipation of further progress in patient enrollment and data collection across its clinical sites, with the goal of delivering a breakthrough solution for those affected by AUD and their families. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.